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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                   FEI Company
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                    30241L109
                             ---------------------
                                 (CUSIP Number)

                                 David M. Hunter
                               Micrion Corporation
                               One Corporation Way
                                Peabody, MA 01960
                                 (978) 531-6464
                             ---------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 3, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

-----------------------                                 ------------------------
  CUSIP No. 30241L109                                       Page 2 of 6 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Micrion Corporation
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]  (b) [ ]

     Not Applicable
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]

     Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
        NUMBER OF
         SHARES               11,184,471 Shares
      BENEFICIALLY     ---------------------------------------------------------
        OWNED BY          8   SHARED VOTING POWER
          EACH
       REPORTING              0
        PERSON         ---------------------------------------------------------
         WITH             9   SOLE DISPOSITIVE POWER

                              0
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,184,471 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

     Not Applicable
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 54.7%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     C0
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                               Page 3 of 6 Pages
CUSIP No. 30241L109

ITEM 1.   SECURITY AND ISSUER

     The class of security to which this statement relates is the common stock ("Common Stock") of FEI Company, an Oregon corporation (the "Issuer"). The address of the principal executive office of the Issuer is 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124-5830.


ITEM 2.   IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Micrion Corporation ("Micrion").

(b) The business address of Micrion is One Corporation Way, Peabody, Massachusetts 01960.

(c)  The present principal occupation of Micrion is a manufacturing company.

(d)  None.

(e)  None.

(f)  Not applicable.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 3, 1998, the Issuer, Micrion and a wholly owned subsidiary of the Issuer (the "Acquisition Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Acquisition Sub and Micrion will merge, subject to certain conditions (including, without limitation, the approval of Micrion's stockholder and certain regulatory approvals), as a result of which Micrion would become a subsidiary of the Issuer (the "Merger"). Prior to the consummation of the Merger, the shareholders of the Issuer will vote on
(i) a proposal to approve an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of the Issuer's Common Stock to allow the issuance of shares of common stock included in the merger consideration payable to the Micrion stockholders and (ii) a proposal to approve the issuance of shares of common stock pursuant to the Merger Agreement and pursuant to a stock purchase agreement with Philips Business Electronics International B.V. ("PBE"), the majority shareholder of the Issuer (together, the "Proposals"). In connection with the Merger, PBE entered into a Voting Agreement (the "Voting Agreement") with Micrion, pursuant to which PBE agreed to vote all of its 11,184,471 shares of the Issuer's Common Stock in favor of the Proposals at any meeting of the Issuer's shareholders and to grant to Micrion a proxy to vote its shares in favor thereof.

     This Item 3 is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.


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                                                               Page 4 of 6 Pages
CUSIP No. 30241L109


ITEM 4.   PURPOSE OF TRANSACTION.

     Please see the explanation set forth above with respect to Item 3 for the purposes of the acquisition of securities of the Issuer. Accordingly, the answers to Item 4 are as follows:

(a)  None.

(b) Please see the description of the Merger Agreement set forth above with respect to Item 3.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)  None.

(h)  Not applicable.

(i)  None.

(j)  None.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by Micrion are 11,184,471 and approximately 54.7% of the issued and outstanding shares of Common Stock.

(b) Micrion has the sole power to vote 11,184,471 shares of Common Stock to the extent provided in the Voting Agreement. Micrion has the sole power to dispose of no shares of Common Stock.

(c) The only transaction in the Common Stock that was effected by Micrion during the past sixty days is the transaction described in Item 3 above.

(d)  Not applicable.

(e)  Not applicable.



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                                                               Page 5 of 6 Pages
CUSIP No. 30241L109



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Please see the descriptions of the Merger Agreement and the Voting Agreement set forth in Item 3 above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached to this statement and filed with this statement as Exhibits are the following documents:

     EXHIBIT 1: Agreement and Plan of Merger dated December 3, 1998 among the Issuer, Micrion and the Acquisition Sub (incorporated by reference to Exhibit 3 to Koninklijke Philips N.V. Amendment No. 1 to Schedule 13-D/A dated December 8, 1998).

     Exhibit 2: Voting Agreement between Micrion and PBE (incorporated by reference to Exhibit 4 to Koninklijke Philips N.V. Amendment No. 1 to Schedule 13-D/A dated December 8, 1998).

     The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.



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                                                               Page 6 of 6 Pages
CUSIP No. 30241L109


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         MICRION CORPORATION



Dated:  December 11, 1998                /s/ David M. Hunter
                                         ---------------------------------------
                                         David M. Hunter, Vice President and
                                         Chief Financial Officer